November 5, 2024

William Conkling
Chief Executive Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

       Re: Rafael Holdings, Inc.
           Registration Statement on Form S-4
           Filed October 9, 2024
           File No. 333-282558
Dear William Conkling:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed October 9, 2024
General

1. Please revise both letters to stockholders at the start of the joint proxy statement/prospectus to provide the following information:
           Where you state that the Exchange Ratio values each share of Cyclo Common
           Stock at $0.95, please also state that this represented an approximately
           75% discount to the trading price of Cyclo shares on August 21, 2024, the day the companies entered into the Merger Agreement.
           Disclose the estimated valuation of Cyclo based on the Exchange
Ratio.
           State that the Exchange Ratio was initially estimated to be 0.3112 shares of Rafael
           Class B Common Stock for each share of Cyclo Common Stock, as you have on pages 75, 106 and 126.
           Clarify that post-merger Cyclo stockholders will own approximately 21% of the outstanding Rafael Common Stock but only hold 2.5% of the voting power
 November 5, 2024
Page 2

           because each share of Rafael Class B Common Stock is entitled to only one-tenth
           (1/10) of a vote per share.
       Please also revise the Q&A entitled "What will Cyclo stockholders receive as consideration in the Merger?" on page iii to include the same. Questions and Answers About the Transaction and the Special Meetings, page ii

2. Please include a Q&A addressing the conflicts of interest presented by Rafael's substantial ownership of Cyclo prior to entering into the Merger Agreement and its representation on the Cyclo board of directors. Please also summarize your disclosure regarding interests of certain persons in the transaction, included in both the Summary and starting on page 70.
3. Please include a Q&A regarding how the companies will operate post-merger. In this regard, we note your disclosure elsewhere that you plan to operate both businesses independently following the completion of the merger, with Cyclo's business being held in the Surviving Entity as a wholly owned subsidiary of Rafael, but that Rafael intends to focus its efforts on Trappsol Cyclo as its lead clinical program.
4. Please clarify, where appropriate, the total percentage of voting shares of each of
       Rafael and Cyclo covered by binding commitments to support the Merger so that minority investors clearly understand the committed vote compared to the vote required for approval.
5. We note you include a risk factor at page 9 disclosing that the tax treatment of the transaction is complex, and that further discussion of tax consequences is provided at page 107. Please also include a Q&A briefly discussing the tax consequences to Cyclo stockholders, if any.
Who will serve as the management of Rafael and the Surviving Entity following the
Transactions?, page vi

6. We note that you have not filed Schedule 3 to the Merger Agreement, which contains a listing of the directors and officers of the First Surviving Corporation and the
       Surviving Entity post-merger. Please either file Schedule 3 with your next amendment or replace your references to Schedule 3 throughout the filing to include the list of named individuals.
Cyclo Therapeutics, Inc., page 1

7. Please revise your disclosure regarding Cyclo's business, both here and incorporated by reference from Cyclo's Form 10-K, to remove or revise all statements implying safety or efficacy, as the company's product candidates have not yet received regulatory approval. Examples of such statements include, but are not limited to, the following:
           "...to date, our clinical studies have preliminarily demonstrated that Trappsol
           Cyclo is safe and efficacious in the treatment of NPC over a range of dose groups."
           "Preliminary data from Cyclo's completed clinical studies suggest that Trappsol
           Cyclo clears toxic deposits of cholesterol and other lipids from cells, has a
 November 5, 2024
Page 3

          consistent pharamocokinetic profile peripherally, and crosses the blood-brain-
          barrier in individuals suffering from NPC, and results in neurological and neurocognitive benefits and other clinical improvements in NPC patients."
          "The patient also exhibited signs of improvement with less volatility and shorter latency in word-finding."
          "Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing
a
          favorable safety and tolerability profile for Trappsol Cyclo in this study."
          "Cyclo announced via press release the publication of positive data from its
          Phase 1 clinical trial, which demonstrated promising safety and efficacy results for Trappsol Cyclo in the treatment of NPC."
          "On June 29, 2023, Cyclo announced the publication of positive, confirmatory data from its Phase I/II clinical trial, which demonstrated promising safety and efficacy results for Trappsol Cyclo in the treatment of NPC."
      Safety and efficacy conclusions are within the sole authority of the FDA or equivalent foreign regulators. Please remove or revise these statements to instead present the objective data observed in your clinical trials.
8. We note that Cyclo announced top line data in May 2020 from a Phase I study in the
      U.S. We also note that Cyclo completed a Phase I/II study in the United Kingdom,
      Sweden and Israel under the purview of the EMA, and that in October 2020 the company was notified by the FDA that it could proceed with a proposed Phase III clinical trial in the U.S. Please revise your disclosure to clarify whether Cyclo conducted a Phase II study in the U.S. or whether it relied on data obtained from its
      Phase I/II trial abroad to support the commencement of the Phase III trial. In the event
      Cyclo did conduct a Phase II trial in the U.S., please revise the disclosure in relation to clinical studies to include information regarding the trial, including but not limited to the number of participants, demographic information, and the resulting data including endpoints and p-values.
Prospectus Summary
Information about the Companies
Rafael Holdings, Inc., page 1

9. We note your mention of a license agreement with Farber Partners, LLC on page 1 and elsewhere. Please disclose the material terms of this agreement and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or provide an analysis supporting your determination that the agreement is not material.
Risk Factors
The NYSE may not list the shares of Rafael Class B Common Stock..., page 12

10. We note the above entitled risk factor and your disclosure that Cyclo has the option to waive the listing condition under the Merger Agreement. Please provide your analysis of the application of Rule 13e-3 to the transaction in the event the Rafael Class B
      Common Stock received by Cyclo stockholders is not listed on a national securities exchange. See Rule 13e-3(g)(2)(iii) of the Exchange Act.
 November 5, 2024
Page 4

A small number of our customers account for a substantial portion of our revenue..., page 26

11. Please disclose the names of the two major customers that accounted for 72% of
       Cyclo's revenue in 2023.
We are dependent on certain third-party suppliers, page 26

12. We note your disclosure that Cyclo purchases substantially all of its Trappsol products from bulk manufacturers and distributors in the U.S., Japan, China, and Europe. Please revise your disclosure, to the extent applicable, to discuss the potential
       impact of the BIOSECURE Act on Cyclo's operations.
Our failure to meet the continued listing requirements of the Nasdaq Capital Market..., page
27

13. Please revise this risk factor discussion to disclose that Cyclo has until April 2, 2025, to regain compliance with the Nasdaq Listing Rules.
Information About the Companies
Rafael Holdings, Inc., page 29

14.    Please provide a legal analysis of whether Rafael meets the definition
of    investment
       company    under Section 3(a) of the Investment Company Act of 1940 (the
   1940
       Act   ). Please include in your analysis all relevant calculations under
       Section 3(a)(1)(C) on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, if Rafael meets the definition of investment company under Section 3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.
Background of the Merger, page 46

15. You state that in April 2023, "through a business associate of a member of management of Cyclo, Rafael was put in contact with the Cyclo management team.
       On May 2, 2023, Rafael entered into a Securities Purchase Agreement with Cyclo."
       Please disclose the name of the business associate and whether they will be a member of the combined company's management team upon completion of the merger.
16. Please revise this section to provide more detail regarding the negotiation of the terms of the transaction between Rafael and Cyclo, including details of the "economics of
       Rafael's Merger proposals", "the key economic terms of Rafael's Merger proposal", exchanged term sheets and drafts of the Merger Agreement. In this regard we note mentions of the terms starting on page 53 with no information regarding revisions to such terms after negotiations or discussions between the parties and their representatives.
Opinion of Financial Advisor to the Cyclo Special Committee, page 62

17.    We note that the consent of Casset Salpeter & Co., LLC ("CS") filed as
Exhibit 99.6
       states that the "foregoing consent applies only to the Registration Statement being
 November 5, 2024
Page 5

       filed with the Securities and Exchange Commission today and not to any amendments or supplements to the Registration Statement, and our opinion is not to be filed with, included in or referred to in whole or in part in any other registration statement
       (including any amendments to the above-mentioned Registration Statement), proxy statement or any other document, except in accordance with our prior written consent." Please include disclosure in the registration statement that CS consents to the use of the opinion for purposes of the registration statement and file an updated consent with each amendment to the registration statement, or remove the language indicating that such consent may not be used in relation to amendments.
18. We note that for purposes of CS's analyses and opinions, CS, at the Cyclo Special
       Committee's direction, assumed that the Exchange Ratio would be 0.3179x. Elsewhere you disclose that the Exchange Ratio was initially estimated to be 0.3112.
       Please revise your disclosure to explain this discrepancy.
19. We note your disclosure that, in arriving at its fairness opinion, CS reviewed financial projections with respect to the future financial performance of Cyclo for the years ending December 31, 2024, through December 31, 2036, prepared by management of
       Cyclo and other internal financial information furnished to CS by or on behalf of
       Cyclo. Please disclose the financial projections and other financial information furnished to CS and discuss the bases for and methods used to arrive at the fairness determination. See Item 4(b) of Part I of Form S-4 and Item 1015(b)(6) of Regulation
       M-A.
Interests of Certain Persons in the Transaction, page 70

20. Please include the percentage of shares of Cyclo common stock and vested options held by William Conkling in addition to including the number of shares and options on pages 70 and 71.
Existing Cyclo Executive Employment Agreements, page 71

21. Please expand your disclosure that the "Surviving Entity shall have entered into written employment agreements with each of the executive officers of Cyclo and certain other persons on the same or better terms as those contained in their current employment agreements with Cyclo" to provide details on how these agreements will be improved. Please also file these employment agreements as exhibits. Incorporation of Certain Information by Reference, page 137

22. We note that Rafael filed a Form NT 10-K on October 30, 2024, indicating that it plans to file its Form 10-K for the fiscal year ended July 31, 2024, on or before the fifteenth calendar day following the prescribed due date. We also note that the Form
       S-4 will forward incorporate by reference this Form 10-K based on the language included on page 138. Please note that we may have comments on the disclosure contained in the Form 10-K once filed.
23. Please note that certain comments on Cyclo's Form 10-K for the year ended December
       31, 2023, are both included herein and will be issued under separate cover. In the event the registration statement is not declared effective, these comments should be addressed in the Form 10-K itself.
 November 5, 2024
Page 6

24. We note the statement contained in Cyclo's Form 10-K that has been incorporated by reference into the registration statement that Cyclo believes there is a perceived barrier to entry into the cyclodextrin industry because of the lack of general experience with cyclodextrins. Please reconcile this statement with the disclosure on page 19 of the Form 10-K that "[i]n Japan, at least twelve pharmaceutical preparations are now marketed which contain cyclodextrins; there are also multiple products in
       Europe and the United States."
25. In relation to the Management's Discussion and Analysis of Financial Condition and
       Results of Operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, contained in Cyclo's Form 10-K, please expand your disclosure to discuss the reasons why your revenue from the sales of Trappsol HPB and other Trappsol products decreased 24% and 18%, respectively, from fiscal year
       2022 to fiscal year 2023.
Exhibits

26. We note the consent from WithumSmith+Brown states that it consents to the incorporation by reference in your Registration Statement on Form S-4 of its report dated March 17, 2024 relating to the consolidated financial statements of Cyclo
       Therapeutics, Inc., as of and for the year ended December 31, 2023. However, the audit report dated March 17, 2024 relates to the consolidated financial statements of
       Cyclo Therapeutics, Inc. as of and for the two years ended December 31, 2023 and
       2022. Please obtain a revised consent from WithumSmith+Brown, and include it with the next amendment to your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dov Schwell